UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

CONSUMER PORTFOLIO SERVICES INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

210502100
(CUSIP Number)

Stephen H. Deckoff
One Sound Shore Drive, Suite 200
Greenwich, CT 06830
(203) 552-0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 210502100	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,047,703

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,047,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,047,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.21%

14	TYPE OF REPORTING PERSON
OO, IA

SCHEDULE 13D

CUSIP No: 210502100	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,047,703

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,047,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,047,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.21%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

CUSIP No: 210502100	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Common Stock, no par value (the “Shares”), of Consumer Portfolio Services, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 800 Howard Hughes Parkway, Suite 1400, Las Vegas, Nevada 89169. The Reporting Persons (as defined herein) previously reported their beneficial ownership of the Shares on a Schedule 13G filed pursuant to the provisions of Rule 13d-1(b) under the Act (most recently filed on June 10, 2021) and are filing this Schedule 13D pursuant to Rule 13d-1(e).

Item 2.	Identity and Background

(a-c, f) This statement is filed by Black Diamond Capital Management, L.L.C. (“Black Diamond”) and Stephen H. Deckoff (“Mr. Deckoff”). Black Diamond and Mr. Deckoff are each referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Black Diamond exercises investment discretion on behalf of investment advisory affiliates that serve as investment advisers to Black Diamond investment vehicles for whose account the Shares reported herein are held. Mr. Deckoff is the Managing Principal of Black Diamond. Black Diamond and Mr. Deckoff accordingly may be deemed to be the beneficial owner of all of the Shares reported herein. The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Act is attached as Exhibit A to this Schedule 13D.

The principal business address of Black Diamond is 2187 Atlantic Street, 9th Floor, Stamford, CT 06902. The principal business address of Mr. Deckoff is 5330 Yacht Haven Grande, Suite 100, St. Thomas, U.S. Virgin Islands 00802.

Black Diamond is a Delaware limited liability company. Mr. Deckoff is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Persons were investment capital of the certain Black Diamond investment vehicles. A total of approximately $14,984,619.07, including commissions, was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market conditions and other factors: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more officers of the Company, members of the Company’s board of directors (the “Board”), Company shareholders and/or other relevant parties, regarding the Company, including but not limited to its operations, governance, control and other matters related to the Company.

Towards that end, in light of the Reporting Persons’ current position in the Company and investment objectives, the Reporting Persons have engaged, and expect to continue to engage, in constructive communications with the Company about, among other things, adding a member to the Board.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

SCHEDULE 13D

CUSIP No: 210502100	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares	Number of Outstanding Shares[2]
Black Diamond	4,047,703	19.21%	21,073,571
Mr. Deckoff	4,047,703	19.21%	21,073,571

1 The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2 This figure is based upon information in the Issuer’s proxy statement filed on Schedule 14A, filed November 10, 2021, indicating that, as of November 1, 2021, there were 21,073,571 Shares outstanding.

(c) There were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d) Certain Black Diamond investment vehicles have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of one of such investment vehicles, Black Diamond Credit Strategies Master Fund, Ltd., relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Act is attached as Exhibit A to this Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

SCHEDULE 13D

CUSIP No: 210502100	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2021

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 210502100	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Consumer Portfolio Services, Inc. dated as of December 9, 2021 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

December 9, 2021

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff